UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  September 28, 2006                  /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

--------------------------------------------------------------------------------


                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DAVIDSON & COMPANY LLP               A Partnership of Incorporated Professionals
                  Chartered Accountants
--------------------------------------------------------------------------------






                                AUDITORS' REPORT



To the Shareholders of
Centrasia Mining Corp.


We have audited the consolidated balance sheets of Centrasia Mining Corp. as at May 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.




                                                   /s/ DAVIDSON & COMPANY LLP

Vancouver, Canada                                     Chartered Accountants

September 20, 2006





                          A MEMBER OF SC INTERNATIONAL
                          ----------------------------
          1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31


                                                      2006             2005
                                                        $                $
                                     ASSETS

CURRENT ASSETS
Cash                                                 1,256,758           22,634
Amounts receivable                                      14,378            1,329
Prepaids                                                36,927            5,253
                                                  ------------     ------------
                                                     1,308,063           29,216

EQUIPMENT (Note 4)                                     142,975                -

OPTION ON BMC (Notes 3 and 5)                                -          306,727

UNPROVEN MINERAL INTERESTS (Note 5)                    803,386                -
                                                  ------------     ------------
                                                     2,254,424          335,943
                                                  ============     ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities               155,054          107,076
Indebtedness (Note 3)                                        -          418,125
                                                  ------------     ------------
                                                       155,054          525,201
PROMISSORY NOTE (Note 3)                                     -           25,000
                                                  ------------     ------------
                                                       155,054          550,201
                                                  ------------     ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               3,490,004           23,111

CONTRIBUTED SURPLUS (Note 9)                           187,435                -

DEFICIT                                             (1,578,069)        (237,369)
                                                  ------------     ------------
                                                     2,099,370         (214,258)
                                                  ------------     ------------
                                                     2,254,424          335,943
                                                  ============     ============

CHANGE OF NAME AND NATURE OF OPERATIONS (Note 1)
RECAPITALIZATION AND ACQUISITION (Note 3)
SUBSEQUENT EVENTS (Note 15)


APPROVED BY THE DIRECTORS

/s/ DOUGLAS TURNBULL     , Director
-------------------------
/s /NICK DEMARE          , Director
-------------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE YEARS ENDED MAY 31




                                                      2006             2005
                                                        $                $
EXPENSES

Accounting and administrative                           62,358                -
Amortization                                            14,435                -
Audit                                                   36,563           12,000
Corporate development                                   60,655                -
Interest on indebtedness                                11,532           25,062
Investor relations                                      16,250                -
Legal                                                   93,785           38,198
Management fees                                         67,438           45,500
Office                                                  63,439           17,792
Professional fees                                      151,170            9,514
Property due diligence (Note 6)                        170,217                -
Regulatory fees                                         12,555            2,449
Rent                                                    30,474            9,640
Salaries and benefits                                   75,193                -
Shareholder costs                                        1,542                -
Stock-based compensation (Note 8)                      137,250                -
Transfer agent                                          18,646                -
Travel                                                 170,984            2,478
                                                  ------------     ------------
                                                     1,194,486          162,633
                                                  ------------     ------------
LOSS BEFORE OTHER ITEMS                             (1,194,486)        (162,633)
                                                  ------------     ------------
OTHER ITEMS

Interest and other income                               19,455                -
Foreign exchange                                       (31,636)           1,167
                                                  ------------     ------------
                                                       (12,181)           1,167
                                                  ------------     ------------
LOSS FOR THE YEAR                                   (1,206,667)        (161,466)
                                                  ============     ============


BASIC AND DILUTED LOSS PER COMMON SHARE                 $(0.10)          $(0.11)
                                                  ============     ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                      12,518,011        1,469,962
                                                  ============     ============



        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                       CONSOLIDATED STATEMENTS OF DEFICIT
                           FOR THE YEARS ENDED MAY 31




                                                      2006             2005
                                                        $                $

DEFICIT - BEGINNING OF YEAR                           (237,369)         (75,903)

Net liabilities assumed at time
     of recapitalization (Note 3)                     (134,033)               -
                                                  ------------     ------------
                                                      (371,402)         (75,903)
LOSS FOR THE YEAR                                   (1,206,667)        (161,466)
                                                  ------------     ------------
DEFICIT - END OF YEAR                               (1,578,069)        (237,369)
                                                  ============     ============




        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31




                                                      2006             2005
                                                        $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                   (1,206,667)        (161,466)
Adjustments for items not involving cash
    Amortization                                        14,435                -
    Accrued interest on indebtedness                         -           25,062
    Accrued management services                              -           10,000
    Property due diligence                             133,164                -
    Stock-based compensation                           137,250                -
                                                  ------------     ------------
                                                      (921,818)        (126,404)
                                                  ------------     ------------
Decrease (increase) in amounts receivable               10,136           (1,329)
Increase in prepaids                                   (31,674)          (4,504)
Increase in accounts payable and
    accrued liabilities                                 26,132           46,976
                                                  ------------     ------------
                                                      (917,224)         (85,261)
                                                  ------------     ------------
INVESTING ACTIVITIES

Advance                                               (133,164)               -
Cash assumed on recapitalization and acquisition       404,139                -
Amounts incurred or advanced to
    BMC prior to recapitalization                      (93,178)        (268,346)
Additions to equipment                                (147,899)               -
Additions to unproven mineral interests               (203,988)               -
                                                  ------------     ------------
                                                      (174,090)        (268,346)
                                                  ------------     ------------
FINANCING ACTIVITIES

Advances and promissory note
    prior to recapitalization                           84,485           25,000
Indebtedness                                           (18,125)         335,689
Issuance of common shares                            2,478,521            3,732
Issuance of preferred shares                                 -              634
Share issue costs                                     (219,443)               -
                                                  ------------     ------------
                                                     2,325,438          365,055
                                                  ------------     ------------
INCREASE IN CASH FOR THE YEAR                        1,234,124           11,448

CASH - BEGINNING OF YEAR                                22,634           11,186
                                                  ------------     ------------
CASH - END OF YEAR                                   1,256,758           22,634
                                                  ============     ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 14


        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



1.       CHANGE OF NAME AND NATURE OF OPERATIONS

         On September 14, 2005, Baradero Resources Limited changed its name to Centrasia Mining Corp. (the "Company"). With the acquisition of 0724000 B.C. Ltd. ("724 BC"), as discussed in Note 3, the Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and other countries in Central Asia.

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

         These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, 724 BC, a company continued into the
         Province of British Columbia, Magellan Holdings (BVI) Corp. and Magellan Gold (BVI) Inc. ("Magellan Gold"), both incorporated under the laws of the British Virgin Islands, and Bulakashu Mining Company Ltd. ("BMC"), a company formed under the laws of the Kyrgyz Republic. Inter-company balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and the related rates of depletion and amortization. Actual results could differ from these estimates.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         UNPROVEN MINERAL INTERESTS

         Acquisition and exploration costs directly relating to unproven mineral interests are deferred until the mineral interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to mineral interests in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company's title. Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interests costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment, which is comprised of mobile and field equipment and office furniture and equipment, are recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives of between three to five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at May 31, 2006 and 2005, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

         TRANSLATION OF FOREIGN CURRENCIES

         Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         INCOME TAXES

         Future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         LOSS PER SHARE

         Loss per share is computed by dividing loss to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


3.       RECAPITALIZATION AND ACQUISITION

         On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 724 BC and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one- for-one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

         724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. See Note
         4. The sole asset of BMC was a license permitting the exploration of an area in the north central part of the Kyrgyz Republic, (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



3.       RECAPITALIZATION AND ACQUISITION (continued)

         its interest in the Bulakashu Gold Property, as described in Note 5. The Company also agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the Acquisition.

         The Company also agreed to assume an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), for which the Company would issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash.

         On September 14, 2005 (the "Effective Date"), the Company completed all of the transactions contemplated under the Acquisition and:

         (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC;

         (ii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $37,975 of accrued interest on the 724 BC Indebtedness in cash;

         (iii) issued 233,338 common shares in respect of a finder's fee for the Acquisition; and

         (iv) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

         724 BC also acquired effective control of BMC on the Effective Date.

         The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:


         (i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

         (ii) control of the net assets of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values, as follows:

                                                                         $

                  Cash                                                  389,631
                  Amounts receivable and prepaids                        15,566
                  Accounts payable and accrued liabilities              (20,715)
                                                                   ------------
                  Net working capital                                   384,482
                  Advances to 724 BC, eliminated on consolidation       109,485
                  Share subscriptions received                         (628,000)
                                                                   ------------
                  Net liabilities assumed                              (134,033)
                                                                   ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005


3.       RECAPITALIZATION AND ACQUISITION (continued)

         (iii) the consolidated statements of operations and deficit and cash flows for the year ended May 31, 2006, include 724 BC's results of operations and cash flows for the year ended May 31, 2006, and the Company's results of operations and cash flows from the Effective Date. The comparative figures for the year ended May 31, 2005 and as at May 31, 2005 are those of 724 BC.

         Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $134,047 for the period June 1, 2005 to September 14, 2005.

         On completion of the Acquisition 724 BC also acquired effective control of BMC. On the date of the Acquisition 724 BC had advanced a total amount of $399,905 towards the Marsa Option. This acquisition was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of BMC have been recorded at their fair values, as follows:
                                                                         $

         Cash                                                            14,508
         Amounts receivable                                                 201
         Prepaids                                                         7,418
         Accounts payable                                                (1,131)
                                                                   ------------
         Net working capital                                             20,996
         Equipment                                                        9,511
         Unproven mineral interest                                      369,398
                                                                   ------------
         Net assets acquired                                            399,905
                                                                   ============


4.       EQUIPMENT
                                                                      MAY 31,
                                                                       2006
                                                                         $

         Mobile and field equipment                                     121,951
         Office furniture and equipment                                  35,459
                                                                   ------------
                                                                        157,410
         Less accumulated amortization                                  (14,435)
                                                                   ------------
                                                                        142,975
                                                                   ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



5.       UNPROVEN MINERAL INTERESTS

                                                  MAY 31, 2006
                                 --------------------------------------------
                                  ACQUISITION      EXPLORATION
                                     COSTS        EXPENDITURES         TOTAL
                                       $                $                $
         Bulakashu Gold Property      645,838          133,654          779,492
         Other                              -           23,894           23,894
                                 ------------     ------------     ------------
                                      645,838          157,548          803,386
                                 ============     ============     ============

         By agreement dated September 24, 2004 and amended July 8, 2005, the Company, Magellan Gold, 724 BC, Marsa and BMC entered into the Marsa Option whereby Marsa granted to 724 BC the option to acquire a 100% interest in BMC from Marsa. BMC's sole assets are its unproven mineral interests located in the Kygryz Republic.

         In order to exercise the Marsa Option in full, 724 BC was required to make cash payments totalling US $120,000 and issue 1,025,000 common shares to Marsa as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of US $2,200,000 and $200,000, as follows:

                                     CASH             SHARE
         DATE                      PAYMENTS         ISSUANCES               COMMITMENTS
                                 ------------     ------------     -----------------------------
                                     US $                              US $               $

         Signing of agreements              -                -          110,000                -
         January 2, 2005               40,000                -                -                -
         September 1, 2005             40,000                -                -                -
         Closing of Acquisition             -          200,000                -                -
         December 31, 2005                  -                -                -          200,000
         January 2, 2006               40,000          200,000                -                -
         December 31, 2006                  -                -          690,000                -
         January 2, 2007                    -          250,000                -                -
         December 31, 2007                  -                -          650,000                -
         January 2, 2008                    -          375,000                -                -
         December 31, 2008                  -                -          750,000                -
                                 ------------     ------------     ------------     ------------
                                      120,000        1,025,000        2,200,000          200,000
                                 ============     ============     ============     ============

         As at May 31, 2005, 724 BC had advanced a total of $306,727 towards the Marsa Option. See also Note 3.

         The Marsa Option provided for staged conversions of advances made by 724 BC to BMC into a participating interest in BMC at the end of each calendar year, beginning December 31, 2005. In the event 724 BC fails to meet any of its commitments or commits a material breach of the agreement, Marsa has the right to require 724 BC to return any participating interest of BMC received and forgive the Commitments. The Company has assumed the share obligations of 724 BC under the Marsa Option. As at May 31, 2006, the Company has made all of the cash payments and issued 400,000 common shares.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



5.       UNPROVEN MINERAL INTERESTS (continued)

         In November 2005, Marsa arranged for the recording of an exploration license on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic, in BMC. On November 23, 2005, the Company, Magellan Gold, BMC and Marsa entered into a memorandum of understanding (the "MOU"), replacing the Marsa Option, whereby BMC has agreed to transfer its ownership interest in the Bulakashu Gold Property back to Marsa. As a result BMC will now hold an option to aquire a 100% interest in the Bulakashu Gold Property from Marsa under the same terms as contemplated under the Marsa Option, and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company has agreed, upon receipt of regulatory approval and formal documentation, to issue 200,000 common shares of its capital stock to Marsa. On December 29, 2005, the Company received regulatory approval to complete the terms of the MOU. The Company is currently completing formal agreements.

         See also Note 15(b).


6.       PROPERTY DUE DILIGENCE

         During fiscal 2006, the Company actively reviewed potential mineral property acquisitions in Central Asia. In May 2006, the Company entered into a memorandum of understanding with respect to a mineral property in Kazakhstan. The Company advanced $133,164 (US $120,000) under a loan agreement for costs incurred on the property while the Company continued formal negotiations. The Company was unsuccessful in its formal negotiations and, in July 2006, terminated negotiations to acquire the property. The Company has written-off the $133,164 advance as part of its due diligence costs to reflect the uncertainty of collection of the advance. The Company is actively attempting to seek repayment of the advance.


7.       SHARE CAPITAL

         (a)      Authorized Capital:

                  The  Company's   authorized  capital  stock  is  comprised  of
                  unlimited common shares without par value.

                  The authorized capital stock of 724 BC is comprised of 100,000,000 common shares with par value of US$0.001 per share and 100,000,000 preferred shares with par value of US$0.001 per share.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



7.       SHARE CAPITAL (continued)

         (b) Issued and allotted:

                                                                                     ADDITIONAL
                                                                                      PAID-IN
                                                    NUMBER OF        PAR VALUE         CAPITAL           TOTAL
                                                      SHARES             $                $                $

         COMMON SHARES

         Balance, May 31, 2004                             100                1                -                1
                                                  ------------     ------------     ------------     ------------
         Issued for cash                               600,000              746            2,986            3,732
         Issued for services (Note 10)               2,000,000            2,432            9,568           12,000
         Share exchange from preferred shares        1,100,000            1,475            5,903            7,378
                                                  ------------     ------------     ------------     ------------
                                                     3,700,000            4,653           18,457           23,110
                                                  ------------     ------------     ------------     ------------
         Balance, May 31, 2005                       3,700,100            4,654           18,457           23,111
                                                  ------------     ------------     ------------     ------------
         Adjustment of shares to reflect shares
             of the legal parent at time of
             recapitalization                        2,101,523                -                -                -
         Adjustment                                          -           18,457          (18,457)               -
         Issued for cash
             Private placement                       4,375,000          875,000                -          875,000
             Offering                                3,076,923        2,000,000                -        2,000,000
             Exercise of warrants                      246,603          140,100                -          140,100
             Exercise of agent's option                126,974           91,421                -           91,421
         Reallocation from contributed surplus
             on exercise of agent's option                   -           19,046                -           19,046
         Issued for agent's commission                 198,556          129,061                -          129,061
         Issued for corporate finance fee              100,000           65,000                -           65,000
         Issued for unproven mineral
             interests (Note 5)                        400,000          230,000                -          230,000
         Issued for 724 BC indebted-
             ness (Note 3)                           2,000,000          400,000                -          400,000
         Issued for finder's fee (Note 3)              233,338           46,668                -           46,668
                                                  ------------     ------------     ------------     ------------
                                                    12,858,917        4,014,753          (18,457)       3,996,296
         Share issue costs incurred on
             recapitalization                                -         (233,672)               -         (233,672)
         Share issue costs on private
             placement and offering                          -         (295,731)               -         (295,731)
                                                  ------------     ------------     ------------     ------------
                                                    12,858,917        3,485,350          (18,457)       3,466,893
                                                  ------------     ------------     ------------     ------------
         Balance, May 31, 2006                      16,559,017        3,490,004                -        3,490,004
                                                  ============     ============     ============     ============

         PREFERRED SHARES
         Balance, May 31, 2004                       1,000,000            1,348            5,396            6,744
                                                  ------------     ------------     ------------     ------------
         Issued for cash                               100,000              127              507              634
         Share exchange for common shares           (1,100,000)          (1,475)          (5,903)          (7,378)
                                                  ------------     ------------     ------------     ------------
                                                    (1,000,000)          (1,348)          (5,396)          (6,744)
                                                  ------------     ------------     ------------     ------------
         Balance, May 31, 2005 and 2006                      -                -                -                -
                                                  ============     ============     ============     ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



7.       SHARE CAPITAL (continued)

         (c) On September 14, 2005, the Company:

                  i) completed the recapitalization with 724 BC and issued 3,700,100 common shares of its share capital for 100% of the issued and outstanding common shares of 724 BC (Note
                      3);

                  ii) completed  a  non-brokered  private  placement  and issued
                      4,375,000 units, for total gross proceeds of $875,000. Each unit comprised of one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share on or before September 14, 2007; and

                  iii)issued 1,900,000 Centrasia Units and 100,000 common shares of the Company on the settlement of $400,000 of indebtedness. Each Centrasia Unit comprised of one common share and one warrant, with the same terms as the warrants described under Note 7(c)(ii).

         (d) On October 28, 2005, the Company completed a short form offering (the "Offering") of 3,076,923 units, at a price of $0.65 per unit, for $2.0 million gross proceeds. Each unit comprised of one common share and one transferable warrant. Two warrants will entitle the holder to acquire an additional common share at a price of $0.78 per share on or before April 28, 2007.

                  The Company paid the agent a commission of $150,000, of which $20,939 was paid in cash and $129,061 was paid through the issuance of 198,556 units, a $7,500 administration fee and a corporate finance fee of 100,000 units at a fair value of $65,000. The Company also granted an option to the agent entitling it to acquire 307,692 units at a price of $0.72 per unit, for a period of 18 months. The units issued to the agent have the same term as the units issued under the Offering. As at May 31, 2006, the agent's option to acquire 180,718 units remained unexercised.

                  The fair value of the agent's option have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 79%; a risk-free interest rate of 3.19%; and an expected life of nine months. The value assigned to the agent's option was $69,231.

         (e) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2006 and the changes for fiscal 2006 is as follows:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                     NUMBER       EXERCISE PRICE
                                                                         $

                  Balance, beginning of year                 -           -
                  Issued                             8,026,226          0.48
                  Exercised                           (246,603)         0.57
                                                  ------------
                  Balance, end of year               7,779,623          0.48
                                                  ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



7.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2006:

                                           EXERCISE
                      NUMBER                 PRICE            EXPIRY DATE
                                               $
                     1,642,123                0.78            April 28, 2007
                     6,137,500                0.40            September 14, 2007
                  ------------
                     7,779,623
                  ============

         (f) As at May 31, 2006, an aggregate 3,515,095 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.

         (g)      See also Notes 3, 5 and 15.


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         On August 11, 2005, the Company received shareholder approval of a stock option (the "Plan") which allows the Company to grant a maximum number of 2,500,000 stock options. During fiscal 2006, the Company granted stock options to its employees, directors and consultants to purchase 2,435,000 common shares, vesting over periods between twelve to eighteen months. The Company recorded compensation expense of $137,250 on the vested portion.

         The fair value of stock options granted to employees, directors and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2006:

                Risk-free interest rate                       3.21%
                Estimated volatility                           79%
                Expected life                               2.5 years
                Expected dividend yield                         0%

         The weighted average fair value of all stock options granted during the period to the Company's employees, directors and consultants was $0.10 per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         The Company has also agreed, subject to Company shareholder approval, to grant stock options to consultants to purchase 300,000 common shares at a price of $1.15 per share for a term of five years. As at May 31, 2006, the Company had not yet obtained Company shareholder approval.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at May 31, 2006 and the changes for fiscal 2006 is as follows:
                                                                    WEIGHTED
                                                                     AVERAGE
                                                     OPTIONS         EXERCISE
                                                   OUTSTANDING        PRICE
                                                                        $

         Balance, beginning of year                          -          -
         Granted                                     2,435,000        0.22
                                                  ------------
         Balance, end of year                        2,435,000        0.22
                                                  ============

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2006:

             NUMBER            NUMBER        EXERCISE
          OUTSTANDING        EXERCISABLE       PRICE          EXPIRY DATE
                                                 $

            2,335,000          1,167,500        0.20          September 14, 2010
              100,000             50,000        0.79          November 21, 2010
         ------------       ------------
            2,435,000          1,217,500
         ============       ============

         See also Note 15.


9.       CONTRIBUTED SURPLUS

         A summary of the Company's contributed surplus at May 31, 2006 and the changes for fiscal 2006 is as follows:

                                                                         $
         Balance, beginning of year                                           -
            Stock-based compensation on stock options (Note 8)          137,250
            Stock-based compensation on agent's option (Note 7(d))       69,231
            Agent's option exercised                                    (19,046)
                                                                   ------------
         Balance, end of year                                          187,435
                                                                   ============


10.      RELATED PARTY TRANSACTIONS

         During fiscal 2006, the Company incurred a total of $447,245 (2005 - $143,845) for accounting, administrative, legal, management and professional services provided by current and former directors and officers of the Company of which $51,146 was capitalized to unproven mineral interests and $38,000 was recorded as share issue costs incurred on recapitalization. As at May 31, 2006, $76,688 (2005 - $88,755) remained outstanding and was included in accounts payable and accrued liabilities.

         During fiscal 2005, the Company issued 2,000,000 common shares to the President of the Company in satisfaction of $12,000 of services.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



11.      INCOME TAXES

         Future income tax assets and liabilities of the Company as at May 31, 2006 and 2005 are as follows:
                                                      2006             2005
                                                        $                $
         Future income tax assets
              Loss carry forwards                      476,000           84,600
              Other                                    154,800                -
                                                  ------------     ------------
                                                       630,800           84,600
         Valuation allowance                          (630,800)         (84,600)
                                                  ------------     ------------
         Net future income tax asset                         -                -
                                                  ============     ============

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes as follows:
                                                      2006             2005
                                                        $                $
         Income tax rate reconciliation

         Combined federal and provincial
              income tax rate                         34.12%           35.62%
                                                  ============     ============

         Expected income tax recovery                  411,700           57,600
         Non-deductible stock-based compensation       (46,800)               -
         Other                                          34,200                -
         Unrecognized benefit of income tax losses    (399,100)         (57,600)
                                                  ------------     ------------
         Actual income tax recovery                          -                -
                                                  ============     ============

         As at May 31, 2006, the Company has non-capital losses of approximately $1.4 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2008 through 2016.


12.      SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Central Asia and its corporate assets are located in Canada.
                                 ----------------------------------------------
                                                      2006
                                 ----------------------------------------------
                                 IDENTIFIABLE
                                    ASSETS          REVENUES            LOSS
                                       $                $                $

         Exploration activities
                (Central Asia)        985,119                -         (116,057)
         Corporate (Canada)         1,269,305           19,455       (1,090,610)
                                 ------------     ------------     ------------
                                    2,254,424           19,455       (1,206,667)
                                 ============     ============     ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



12. SEGMENTED INFORMATION (continued)
                                 ----------------------------------------------
                                                      2005
                                 ----------------------------------------------
                                 IDENTIFIABLE
                                    ASSETS          REVENUES            LOSS
                                       $                $                $

         Exploration activities
                (Central Asia)        306,727                -                -
         Corporate (Canada)            29,216                -         (161,466)
                                 ------------     ------------     ------------
                                      335,943                -         (161,466)
                                 ============     ============     ============


13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments is estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements.

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, amounts receivable and accounts payable and accrued liabilities.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.


14.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during fiscal 2006 and 2005 are as follows:

                                                                                        2006             2005
                                                                                          $                $

         Financing activities

         Common shares issued for subscriptions previously received, mineral
               properties, indebtedness and exchange of preferred shares               1,258,000            7,378
         Common shares issued for finder's fees, corporate finance fee and
               agent's commission                                                        240,729                -
         Contributed surplus for agent's option                                           69,231                -
         Share issue costs from common shares issued and agent's option                 (309,960)               -
         Indebtedness exchanged for common shares                                       (400,000)               -
         Subscriptions received previously exchanged for common shares                  (628,000)               -
         Common shares issued for services rendered                                            -           12,000
         Preferred shares exchanged for common shares                                          -           (7,378)
                                                                                    ------------     ------------
                                                                                         230,000           12,000
                                                                                    ============     ============

         Investing activities

         Unproven mineral interests                                                     (230,000)         (38,381)
                                                                                    ============     ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



14.      SUPPLEMENTARY CASH FLOW INFORMATION (continued)

                                                      2006             2005
                                                        $                $
         Operating activities

         Services rendered                                   -          (12,000)
         Increase in accounts payable and accrued
                liabilities                                  -           38,381
                                                  ------------     ------------
                                                             -           26,381
                                                  ============     ============

         Other supplementary cash flow information:

                                                      2006             2005
                                                        $                $

         Interest paid in cash                          37,975                -
                                                  ============     ============

         Income taxes paid in cash                           -                -
                                                  ============     ============


15.      SUBSEQUENT EVENTS

         (a) Subsequent to May 31, 2006, the Company:

                  i) agreed, subject to Company shareholder approval, to grant 585,000 stock options at an exercise price of $0.70 per share for a term of five years; and

                  ii) issued 51,250 common shares for proceeds of $20,975 on the exercise of warrants.

         (b) On August 25, 2006, the Company entered into a property and option agreement (the "Turgeldy Option") to acquire a 100% interest in all rights and title to the Turgeldy (the "Turgeldy Property"), subject to a 1% net smelter royalty to the optionor. The Turgeldy Property is located immediately north of and is contiguous with the Eastern Sary Jaz Property. Under the terms of the Turgeldy Option the Company issued 60,000 common shares, at a value of $42,000, and has up to six months to exercise the Turgeldy Option by payment of US $30,000 and issuance of an additional 90,000 common shares.

                                                                      SCHEDULE I

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                         FOR THE YEAR ENDED MAY 31, 2006




                                   BULAKASHU          OTHER            TOTAL
                                       $                $                $
BALANCE - BEGINNING OF YEAR                 -                -                -
                                 ------------     ------------     ------------
EXPENDITURES DURING THE YEAR

EXPLORATION COSTS
    Consultants                         1,644                -            1,644
    Field supplies                        873                -              873
    Fuel                               12,951                -           12,951
    Geological                         49,268           23,894           73,162
    Geophysics                         13,333                -           13,333
    Laboratory and sampling             9,552                -            9,552
    Other                              10,815                -           10,815
    Repair and maintenance              1,245                -            1,245
    Salaries and benefits              30,071                -           30,071
    Travel                              3,902                -            3,902
                                 ------------     ------------     ------------
                                      133,654           23,894          157,548
                                 ------------     ------------     ------------
ACQUISITION COSTS
    Option payment                     46,440                -           46,440
    Acquisition of BMC                369,398                -          369,398
    Issuance of common shares         230,000                -          230,000
                                 ------------     ------------     ------------
                                      645,838                -          645,838
                                 ------------     ------------     ------------
                                      779,492           23,894          803,386
                                 ------------     ------------     ------------
BALANCE - END OF YEAR                 779,492           23,894          803,386
                                 ============     ============     ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         FOR THE YEAR ENDED MAY 31, 2006


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at September 26, 2006 and should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the years ended May 31, 2006 and 2005, of Centrasia Mining Corp. (the "Company"). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

RECAPITALIZATION AND ACQUISTION

On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 0724000 B.C. Ltd. ("724 BC") and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for-one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometres (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property. In order to exercise the Marsa Option in full 724 BC was required to make cash payments totalling US$120,000 and issue 1,025,000 common shares to Marsa, as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 and US$2,200,000 (collectively the "Commitments"), on or before December 31, 2008. The Marsa Option provided for staged conversions of 724 BC's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005.

The Company agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the Acquisition.

The Company also agreed to purchase an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), for which the Company would issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash.

On September 14, 2005 (the "Effective Date"), the Company completed all of the transactions contemplated under the Acquisition and:

(i)      issued 3,700,100 common shares of its capital stock to acquire 724 BC;

(ii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $37,975 of accrued interest on the 724 BC Indebtedness in cash;

(iii) issued 233,338 common shares in respect of a finder's fee for the Acquisition; and

(iv) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

724 BC also acquired effective control of BMC on the Effective Date. Immediately after the Effective Date, all of 724 BC's right, title and interest in the Marsa Option was transferred to Magellan Gold.

The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the 724 BC Shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition is treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization. See "Selected Financial Data" for further discussion.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, as described in "Exploration Update".

The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "CTM", the Frankfurt Stock Exchange Open Market under the trading symbol "C8M" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION UPDATE

Work during the fourth quarter of Fiscal 2006 consisted largely of due diligence on two potential advanced exploration property acquisitions. This work involved senior management travelling to London, U.K. and Moscow for negotiations. Evaluation of the technical data from the potential base metal acquisition was carried out in Kostenai, Kazakhstan and data evaluation from the second potential acquisition was carried out in Bishkek, Kyrgyzstan.

Compilation of data continued on the Company's three exploration projects, Bulakashu, Kokjar and Eastern Sary Jaz in preparation for the summer field season. Field crews were mobilized to the Company's Bulakashu project in late May 2006 and the Eastern Sary Jaz project in late July 2006.

BULAKASHU PROJECT

At Bulakashu, field crews continued to evaluate known historic gold and copper gold prospects and evaluate favourable structural targets for potential new gold prospects. The Bulakashu property is approximately 240 square kilometres in size and straddles the Kyrgyz Kungey metallogenic belt that crosses northern Kyrgyzstan. The Kyrgyz Kungey belt is one of the metallogenic provinces within the Tien Shan belt and is host to several, multi- million ounce plus gold deposits such as Jerooy and Taldybulak Levoberzny.

To date, over 20 Au and Au/Cu showings have been identified on the property. The Company's 2006 exploration program has focussed on seven of the highest priority targets including;

                           Karabulak        - Au
                           Severny          - Cu-Au Porphyry
                           Otradny          - Au
                           Altyn Masha      - Au
                           Korgontash       - Au
                           Sary Aigyr       - Cu-Au Porphyry
                           Altyn Tash       - Au

The gold targets can be characterized as structurally controlled quartz vein or quartz stockwork related settings. Historic sampling of the quartz vein/stockwork related showings at Bulakashu largely focused on the small tonnage, high grade, vein hosted gold potential. More recent work on the project has identified areas where high grade gold occurrences are hosted within broader zones of lower gold grade gold mineralization within shallow dipping altered volcanic host rocks. The combination of high-grade gold mineralization within shallow dipping, broader zones of gold mineralization makes these types of occurrences favourable large tonnage, open pit exploration targets with high-grade starter pit potential.

The Company completed a limited field exploration program in the fall of 2005, which included prospecting and reconaissance mapping along the Karabulak thrust fault, preliminary evaluation of the Otradny and Severny prospects, a 111 line kilometre ground magnetic survey and constructing a road that would give field crews access to the Severny Cu/Au Porphyry and Otradny Au prospects. As a result of this work, the Company geologists delineated the surface trace of the Karabulak thrust fault over five kilometres, linking a number of the previously known mineral occurrences on the property including the Otradny Gold Prospect, the Severny porphyry Cu/Au Prospect and three new anomalous gold occurences consisting of quartz-pyrite mineralization hosted within metavolcanics. Assay results from these three new occurences, Karabulak NW, New Zone 1 and New Zone 2 yielded anomalous gold results (greater than 0.1 g/t Au) and will be evaluated in greater detail during the 2006 exploration program.

The Company believes that the Karabulak thrust fault represents a large-scale, structural Au target and has become the focus of the Company's exploration efforts on the property. Further surface sampling, bulldozer trenching and mapping along and adjacent to the Karabulak thrust fault is ongoing at the Bulakashu property. As of the date of this MD&A, a total of 892 samples have been collected from the Bulakashu Project and submitted for analyses. Additionally, an 18 kilometre induced polarization ("IP") survey was recently completed at the Karabulak Prospect and the Severny Prospect in order to define drill targets that will be tested in October 2006. The Company anticipates that the proposed 2006 drill program will total 2,000 metres at a cost of US $700,000.

PROSPECTS IN THE KARABULAK RIVER DRAINAGE BASIN

KARABULAK PROSPECT

A three line dipole-dipole IP/resistivity survey totaling three line kms was completed over the Karabulak Prospect. The IP response was very weak to negligible which correlates well with the very low amount of pyrite in the mineralized stockworks. The resistivity response to the mineralized silicified stockworks zone was very strong with a zone of high resistivity correlating with the known mineralization in the quartz stockworks zone. The high resistivity zones outlined in the survey inferred extensions to the known mineralization down dip and along strike to the west. Line 3 outlined a zone of high resistivity 150 metres to the west of the known mineralization.

One thousand metres of drilling is now being planned to test the mineralization down dip and under cover from the known occurrences.

An additional 52 chip samples were collected from the possible extensions to the mineralization, with results ranging from nil to 1.68 g/t Au.

SEVERNY PROPSECT

The Severny Prospect is a porphyry copper-gold prospect consisting of diorite porphyries intruding andesites. The andesites are often metamorphosed to hornfelse and partially cap the diorite intrusive. Alteration, in the host andesite, ranges from an outward zone of propylitic alteration expressed by chlorite, weak pyrite and epidote to an inward zone of argillic alteration typified by clay and weak sericite. Propylitic alteration and weak argillic alteration was observed in the diorite. Copper-gold mineralization is found in the diorite porphyry, in the contacts with the andesite, in small dikes of the diorite porphyry, and along faults that cut the andesite.

This year the road to the Severny Prospect was extended giving access to the upper part of the prospect. Continuous chip samples were collected along the road cuts where bedrock was exposed. A total of 460 samples were collected to date during 2006 with assays ranging from nil to 4.5% Cu and up to 37.7 g/t Au. The alteration pattern and the mineralization found in the dikes gave rise to the interpretation that there may be a buried target below the present surface. A dipole-dipole IP/resistivity survey consisting of 10 lines for a total of 15 line kms was recently completed. Results of the survey show a very strong IP response at a depth of approximately 100 metres under the present surface that covers an area of approximately 1/3 square km. A very strong linear resistivity anomaly was found on the southwest side of the IP anomaly. The resistivity anomaly corresponds to an area of silicification where strongly anomalous gold samples were collected from surface samples. These samples ranged from nil to
37.7 g/t Au over one metre.

Drilling is planned to start in October 2006 with 1,000 metres of drilling being planned to test both the resistivity and IP anomalies. The exact location and depth of the holes is now being planned.

PROSPECTS IN THE BULAKASHU RIVER DRAINAGE BASIN

Due to the distance from the Karabulak camp, additional work in this basin will be deferred until 2007 when an exploration camp will be set-up in the Bulakashu River basin. Placer gold deposits in the Bulakashu River drainage were significantly larger than those in the Karabulak River drainage. These deposits have been exhausted but the source for them has not yet been found. Once the camp is set-up, the known gold occurrences in the basin will be examined and reconnaissance will be undertaken to identify new mineralized areas. Several color anomalies are visible that are not described in the literature.

OTRADNY PROSPECT

Additional sampling, consisting of 140 samples was conducted in this area and new mineralization was encountered. Samples ranging from nil to one sample containing 2.23 g/t Au and 1.4 % Cu over 5 metres were collected from the northeastern extent of the mineralization.

ALTYN MASHA PROSPECT

An additional 26 samples were collected over the Altyn Masha Prospect and visible gold was evident in one outcrop but the mineralization consists of small discontinuous quartz veins in the cupola of a diorite intrusive and they are not commercially significant. The highest gold assay was 5.2 g/t Au.

KORGONTASH PROSPECT

Early reconnaissance sampling and mapping has showed this prospect to be of interest and requiring further detailed work. The eastern extension of the Korgontash Prospect returned one anomalous assay of 0.1 g/t Au, with a structural setting identical in appearance to the Karabulak Prospect with similar quartz, pyrite stockworks mineralization. More work is planned for the Korgontash Prospect next year.

SARY AIGYR PROSPECT

The Sary Aigyr Prospect is a porphyry copper gold occurrence on the crest of the Kyrgyz ridge. The deposit is in extremely rugged terrain with good outcrop exposure. Mineralization is spotty and largely confined to the contact zones of diorite porphyry and the host andesite. A total of 139 samples were collected here with results ranging from nil to 2.5 g/t Au and 0.5% Cu. The Sary Aigry Prospect is deemed to be of no commercial significance and no further work will be done here.

ALTYN TASH PROSPECT

The Altyn Tash Prospect is a gold prospect on the crest of the Kyrgyz ridge. Gold mineralization is confined to the contact zones of small syenite and diorite intrusives with the enclosing andesite. The intrusive bodies appear to be fault controlled with the shattered contact zones along the faults containing the mineralization. A total of nine samples were collected with assays ranging from nil to 10.5 g/t Au. The mineralization is spotty and therefore the Altyn Tash Prospect is not considered of commercial significance and no further work will be done here.

EASTERN SARY JAZ PROJECT

The Eastern Sary Jaz ("ESJ") Property covers 912 square kilometres of the Tien Shan gold belt in eastern Kyrgyzstan, approximately 110 kilometres east of Centerra Gold Inc.'s Kumtor Deposit. The Kumtor Deposit is hosted within Vendian age rocks of the Jetymtau Formation consisting of pyritiferous black shales, phyllite, slate, conglomerate, limestone and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and by the Atbashi-Inylchek fault to the south. This same sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometres, onto the ESJ Property. Kumtor has current reserves of 11.6 million ounces and has produced over 5 million ounces of gold to date, making it Kyrgyzstan's largest gold mine.

Company field crews are currently evaluating a newly discovered series of quartz stockwork occurrences within a three kilometre long zone of altered black pyritiferous shales of the Jetymtau Formation. The shales are capped by limestone, which has been locally altered, consisting of an assemblage of fuchsite, pyrite, and quartz. To date a total of 385 surface chip and grab samples have been collected and submitted for analyses. Only 117 assay results have been received to date. Analytical results received to date from the reconnaissance composite chip sampling of the altered zone has returned assays ranging from nil up to 1.3 g/t Au, up to 69.1 g/t Ag and more than 5.0% Cu.

During the summer of 2006, the Company's exploration staff in Bishkek has been compiling historic data in order to assist with the development of a Phase 1 exploration program to be carried out on the ESJ Property. It is estimated that the total cost of the 2006 exploration program on the ESJ Property will be approximately US $70,000.

KOKJAR PROJECT

In February of 2006, the Company announced that BMC had been granted a license to explore the Kokjar Gold Silver Project. The Kokjar Project lies within the Tien Shan metallogenic province in northern Kyrgyzstan, which is host to a number of multi-million ounce gold deposits in Kyrgyzstan, including Centerra Gold Inc.'s 11 million ounce Kumtor Deposit, Oxus Gold Plc/Kyrgyzaltyn's 2 million ounce Jerooy Gold Deposit and the 2.5 million ounce Taldybulak Levoberezhny Gold Silver deposit.

The Kokjar Property covers an area of 238 square kilometres, encompassing a metamorphosed belt of volcanic and sedimentary rocks. Previous work by Soviet agencies and Cameco Corporation identified a series of high-grade gold and gold-silver-lead-zinc occurrences within the license area. The property is located approximately 300 kilometres east of the Kyrgyz capital, Bishkek and is road accessible. The nearest airport is 50 kilometres to the west at Cholpan Ata, the closest rail access is approximately 150 kilometres to the west at Balykchi. A small capacity power line is within 1.5 kilometres of the southern border of the property. Elevations on the property range from 2200 to 4140 metres ASL.

In 1998 Cameco Corporation ("Cameco") acquired the Kokjar license and held it until 2000. During this period, Cameco identified targets which the Company regards as high priority targets including the Quartz, Conglomerate, Skarn, Stockworks, West Baicorun, and East Baicorun. Only two drill holes (total of 215 metres) have been completed on the Quartz and Conglomerate targets.

The information reported below has been extracted from historic exploration data and summaries that the Company has been able to acquire. In some cases the historic exploration summaries emphasize the highest assay results from the most significant prospects identified by Soviet and Cameco geologists. Although the Company regards these results as a significant indication of the mineralization potential on the property, the results may be selective and may not be representative of all exploration work completed on the property. In the coming weeks, the Company will be acquiring more exploration data from the Kokjar project and a detailed compilation of this historic work will commence immediately in preparation for the coming field season.

Based on a preliminary assessment of the historical work on Kokjar, mineralization appears to be spatially associated with intrusive bodies and localized by structures, including thrust and normal faulting. Highlights from Cameco's exploration program included the following results from the four principal mineralization styles observed on the property:

         1. Felsic dikes with phyllic alteration. These range in size from 1 to 50 metres in width and from 40 to 1,000 metres in length, the highest reported assay being 2.8 g/t Au.

         2. Quartz and quartz-sericite veins, banded veins and stockworks. These range in size from 0.15 metres to 10 metres in width and from 100 to 400 metres in length. The highest reported assay being
              44.4 g/t Au.

         3.   Pyritized   and   silicified   shear   zones   in  the   volcanic,
              volcaniclastic and sedimentary rocks. The highest reported assay is 190.8 g/t Au and 232.0 g/t Au.

         4. Fractured, and pervasively pyritized and limonitized rocks of various composition. The highest reported assay is 41.6 g/t Au.

The Quartz Prospect consists of a thick sequence of sediments, intruded by diorite stocks. These sediments are weakly silicified and cut by a shear zone of unconfirmed width and length. One diamond drill hole was completed on the Quartz zone, intersecting a mineralized shear zone. Assay results from the shear zone returned 15.4 g/t Au over 4 metres, including a single sample of this interval assaying 55.1 g/t Au over 1 metre.

A second drill hole was targeted to intersect a silicified, pyritic shear zone at the Conglomerate Prospect and intersected 9 metres assaying 2.3 g/t Au. Significant surface trench channel sample results from the Conglomerate Showing include 2.8 g/t Au over 6 metres, 1.0 g/t Au over 7 metres, 1.3 g/t over 10 metres and 3.2 g/t Au over 2 metres.

A great deal of historic data exists in the State Agency of Geology's archive in Bishkek, Kyrgyzstan. The Company's exploration staff is in the process of acquiring and compiling all available data from the project in order to plan for the upcoming 2006 field season. It is estimated that the total cost of the 2006 exploration program on Kokjar will be approximately US $100,000.

The Company has yet to receive approval for its 2006 exploration program at Kokjar. The Company is currently in discussions with the State Agency of Geology for Kyrgyzstan in order to expedite the approval process. Although the Company anticipates it will get approval for its proposed 2006 program, the weather conditions may not permit its completion. The State Agency of Geology for Kyrgyzstan has acknowledged that the delayed approval is beyond the Company's control and it has indicated that the Company's exploration license for Kokjar will be extended for 2007, regardless if the Company is able to complete its work commitment for 2006.

TURGELDY PROJECT

In August 2006, the Company entered into an agreement to acquire a 100% interest in the Turgeldy Property from Eurasian Minerals Inc ("Eurasian"). Terms of the agreement included an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the "Turgeldy Option") to acquire all rights and title to the Turgeldy exploration license, with Eurasian retaining a 1% Net Smelter Return royalty. The Company has up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. If the Company exercises the Turgeldy Option, but later decides to abandon the Turgeldy Property, Eurasian retains the right to have the property title transferred back at its own expense, and with no further obligation to the Company.

The Turgeldy Property covers an area 25 square kilometres and lies immediately north of, and is contiguous to, the Company's ESJ Property.

Soviet era work on the Turgeldy Property identified a tungsten skarn prospect and three, gold in stream sediment anomalies, later verified by Santa Fe Mining Company and Newmont Mining Corp. (in late 1990's). Company Field crews will begin work on the Turgeldy Project in late September 2006.

PROPERTY DUE DILIGENCE

During fiscal 2006, the Company conducted numerous evaluations of potential acquisitions of advanced mineral projects in Central Asia, requiring numerous trips for due diligence matters and negotiations. In a number of projects the Company had entered into preliminary negotiations, however, no agreements were entered into with the vendors and negotiations were terminated.

In May 2006, the Company signed a memorandum of understanding ("MOU") to acquire a 90% interest in two advanced stage base metal deposits, one molybdenum-tungsten and a second molybdenum-copper deposit in Kazakhstan for a cash payment of US $8.5 million. The MOU was the culmination of a process which had started in the fall of 2005, when the Company was introduced to the projects. The transaction was subject to various conditions, including the entering into a formal agreement, regulatory approval and a financing.

During negotiations, the vendor did not have sufficient operating capital to maintain their operating company in Kazakhstan, which held the license for the two base metal deposits. Progress was being made during negotiations, and the Company agreed to loan the vendor US $120,000 to maintain the operating company and keep the licenses in good standing. Regardless of the outcome of the negotiations, the terms of the loan required repayment by September 2006. After a period of prolonged negotiations the Company and the vendor could not arrive at satisfactory terms for a formal agreement and the Company elected to terminate negotiations and the MOU. Due to the uncertainty of collection of the loan the Company has written-off the amount but is actively seeking repayment.

SELECTED FINANCIAL DATA

The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

(i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;
(ii) control of the net assets and business of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values; and
(iii) the interim consolidated statements of operations and deficit and cash flow for the nine months ended February 28, 2006, include 724 BC's results of operations and cash flow for the nine months ended February 28, 2006, and the Company's results of operations and cash flow from the Effective Date. The comparative figures for the three and six month periods ended February 28, 2005 and as at May 31, 2005 are those of 724 BC.

Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $134,047 for the period June 1, 2005 to September 14, 2005.

On completion of the Acquisition, 724 BC also acquired effective control of BMC. On the date of the Acquisition, 724 BC had advanced a total amount of $399,905 towards the Marsa Option This acquisition was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of BMC have been recorded at their fair values.

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                 ----------------------------------------------
                                                                    PERIOD FROM
                                                                    FEBRUARY 4,
                                                                       2004
                                       YEARS ENDED MAY 31,              TO
                                 -----------------------------        MAY 31,
                                     2006             2005             2004
                                       $                $                $
                                 ------------     ------------     ------------
OPERATIONS:

Revenues                                  Nil              Nil              Nil
Expenses                           (1,194,486)        (162,633)         (75,903)
Other items                           (12,181)           1,167              Nil
Net income (loss)                  (1,206,667)        (161,466)         (75,903)
Basic and diluted earnings
   (loss) per share                     (0.10)           (0.11)       (2,371.97)
Dividends per share                       Nil              Nil              Nil

BALANCE SHEET:

Working capital (deficiency)        1,153,009         (495,985)         (67,158)
Total assets                        2,254,424          335,943           11,935
Total long-term liabilities               Nil           25,000            2,000
                                 ------------     ------------     ------------

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP. The Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction 724 BC is deemed to be the purchaser and parent company for accounting purposes. The comparative figures are those of 724 BC.


                             -------------------------------------------------   -------------------------------------------------
                                                FISCAL 2006                                         FISCAL 2005
                             -------------------------------------------------   -------------------------------------------------
                               MAY 31       FEB 28       NOV 30       AUG 31       MAY 31       FEB 28       NOV 30       AUG 31
                                  $            $            $            $            $            $            $            $
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                            Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                       (506,197)    (248,890)    (375,809)     (63,590)     (52,311)     (34,581)     (42,910)     (31,664)
Other Items                     (17,079)         561        4,337          Nil          Nil          Nil          Nil          Nil
Net income (loss)              (523,276)    (248,329)    (371,472)     (63,590)     (52,311)     (34,581)     (42,910)     (31,664)
Basic and diluted earnings
    (loss) per share              (0.04)       (0.02)       (0.03)       (0.02)       (0.04)       (0.02)     (429.10)     (316.64)
Dividends per share                 Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital (deficiency)  1,153,009    1,601,110    1,912,119     (568,593)    (495,985)    (427,327)    (289,661)    (143,132)
Total assets                  2,254,424    2,535,132    2,516,695      418,679      335,943      266,900      157,756       55,187
Total long-term liabilities         Nil          Nil          Nil      109,160       25,000          Nil          Nil          Nil
                             -------------------------------------------------   -------------------------------------------------

RESULTS OF OPERATIONS

On September 14, 2005, the Company completed all the transactions under the Acquisition as described in "Recapitalization and Acquisition" and "Selected Financial Data". The Acquisition was treated as a recapitalization and the consolidated financial statements represent a continuation of the legal subsidiary, 724 BC as the legal parent. Accordingly, as a public company, the Company has experienced a significant increase in costs during fiscal 2006.

THREE MONTHS ENDED MAY 31, 2006 COMPARED TO THREE MONTHS ENDED MAY 31, 2005

During the three months ended May 31, 2006 (the "May 2006 Quarter") the Company reported a loss of $523,276, compared to a loss of $52,311 for the three months ended May 31, 2005 (the "May 2005 Quarter"), an increase in loss of $470,965. The primary factor for the fluctuation was that the Company experienced a significant increase in costs due to the recapitalization and continuation of the legal subsidiary as a public company.

YEAR ENDED MAY 31, 2006 COMPARED TO YEAR ENDED MAY 31, 2005

During fiscal 2006, the Company recorded a loss of $1,206,667 ($0.10 per share) compared to a loss of $161,466 ($0.11 per share) for fiscal 2005. The increase in the loss in 2006 is mainly attributed to the recapitalization of the Company conducted, effective September 14, 2005, the additional ongoing corporate costs as a public reporting and TSXV listed company, increased activities relating to the Company's exploration activities of its mineral properties in the Kyrgyz Republic and review of potential property acquisitions in Central Asia.

General and administrative expenses of $1,194,486 were reported during fiscal 2006, an increase of $1,031,853, from $162,633 in fiscal 2005. Specific expenses of note during the 2006 and 2005 are as follows:

     -   during  2006,   the  Company   incurred   accounting,   management  and
         administrative fees of $62,358 (2005 - $nil) provided by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;
     - during 2006, the Company incurred or accrued audit fees of $36,563 (2005 - $12,000) and legal fees of $93,785 (2005 - $38,198). The increase in costs is attributed to the Acquisition and increased Company activities and filings;
     - incurred travel costs of $170,984 (2005 - $2,478) mainly for review of potential properties in Kyrgyz Republic and Central Asia and numerous Company site visits. Members of management and certain directors also travelled to Europe to discuss financing opportunities for the Company;
     - The President is paid a minimal base salary of $5,000 per month. During 2006 the Company incurred total management fees of $80,500 (2005 - $60,000), of which $67,438 (2005 - $45,500) has been recorded as management fees and $13,062 (2005 - $14,500) has been capitalized to unproven mineral interests;
     - expenses such as transfer agent fees, regulatory fees, shareholder costs and office expenses have increased significantly due to the completion of the Acquisition and reporting requirements of a public company;
     - during 2006, the Company incurred corporate development expenses of $60,655 for a market awareness and promotional campaign;

     - effective November 15, 2005, the Company retained Mr. Jordan Shapiro to provide market awareness and investor relations activities. Mr. Shapiro was paid a monthly fee of $2,500. During 2006, the Company paid $16,250 to Mr. Shapiro. Mr. Shapiro's contract was mutually terminated effective June 1, 2006;
     - during 2006, the Company paid salaries of $75,193 for the administrative staff in the BMC office in the Kyrgyz Republic;
     - during 2006, the Company recorded a non-cash stock-based compensation charge of $137,250 on the vested portion of stock options granted to purchase 1,217,500 common shares. The calculation is based on the fair value of the stock options granted by the Company using the
         Black-Scholes   option   pricing   model,   which  uses  estimates  and
         assumptions;
     - incurred professional fees of $151,170 (2005 - $9,514) mainly for services provided by Mr. William Tafuri (officer) and Mr. Oleg Kim (director) in the office in the Kyrgyz Republic; and
     - incurred property due diligence costs of $170,217. The Company advanced $133,164 (US $120,000) under a loan agreement for costs incurred on a property. The Company was unsuccessful in acquiring the property;
         accordingly, the Company has written off the advance as part of property due diligence costs. The remaining amount of $37,053 represents costs incurred in the review of potential properties in Kyrgyz Republic and Central Asia.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During 2006, the Company reported interest and other income of $19,455 compared to $nil in 2005. The increase is attributed to higher levels of cash held during 2006.

During 2006, the Company spent $195,959 on exploration activities on its unproven mineral interests mainly on the Bulakashu Property. See "Exploration Update" for further discussion.

During 2006, the Company completed a private placement of 4,375,000 units for gross proceeds of $875,000 and a short-form offering of 3,076,923 units for gross proceeds of $2,000,000.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at May 31, 2006, the Company had working capital of $1,153,009. The Company may require additional funding to identify and acquire new mineral properties and conduct exploration activities, and or investigate new business opportunities. If needed, the Company would be required to conduct additional financings; however, there is no assurance that funding will be available on terms acceptable to the Company or at all.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

On September 14, 2005, the Company completed the terms of the Acquisition. As a result, the critical accounting estimates are as follows:

UNPROVEN MINERAL INTERESTS

All costs related to the acquisition, exploration and development of unproven mineral interests are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related interest are reclassified as mining assets and amortized using the unit of production method. When an unproven mineral interest is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral interest is impaired, that interest is written down to its estimated net realizable value. A mineral interest is reviewed for impairment whenever events or changes in circumstances indicated that its carrying amount may not be recoverable.

The amounts shown for mineral interests do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

ASSET RETIREMENT OBLIGATIONS

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

CHANGES IN ACCOUNTING POLICIES

With the completion of the Acquisition the Company adopted a number of significant accounting policies, as noted in "Critical Accounting Estimates".

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2006, the Company incurred a total of $447,245 (2005 - $143,845) for accounting, administrative, legal, management and professional services provided by current and former directors and officers of the Company of which $51,146 was capitalized to unproven mineral interests and $38,000 was recorded as share issue costs incurred on recapitalization. As at May 31, 2006, $76,688 (2005 - $88,755) remained outstanding and was included in accounts payable and accrued liabilities.

During fiscal 2005, the Company issued 2,000,000 common shares to the President of the Company in satisfaction of $12,000 of services.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

INVESTOR RELATIONS ACTIVITIES

Effective November 15, 2005, the Company retained Mr. Jordan Shapiro to provide market awareness and investor relations activities. Mr. Shapiro is paid a monthly fee of $2,500 and the arrangement may be cancelled by either party on 30 days notice. During 2006, the Company paid $16,250 to Mr. Shapiro. The Company also granted Mr. Shapiro stock options to purchase 100,000 common shares of the Company at a price of $0.79 per share, expiring November 21, 2006. The arrangement was mutually terminated effective June 1, 2006.

The Company maintains a website at WWW.CENTRASIAMINING.COM and updates it on a continuous basis.

Effective February 8, 2006, the Company retained Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent's sole remuneration is a stock option granted by the Company, and subject to Company shareholder approval, to purchase up to 200,000 common shares at $1.15 per share for a period of five years. As at May 31, 2006 the Company had not yet obtained Company shareholder approval.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at September 26, 2006, there were 16,670,267 issued and outstanding common shares, 180,718 agent's options at an exercise price of $0.72, 2,435,000 stock options outstanding and exercisable at exercises prices ranging from $0.20 to $0.79 per share and 7,728,373 warrants outstanding at exercise prices ranging from $0.40 to $0.78 per share. The Company has also granted a total of 885,000 stock options, subject to Company shareholder approval, at an exercise price of $0.70 (585,000 shares) and $1.15 (300,000 shares) for a term of five years.

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Douglas Turnbull, President & Chief Executive Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp. (the issuer) for the period ending May 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   September 28, 2006


/s/ Douglas Turnbull
-----------------------------------
Douglas Turnbull,
President & Chief Executive Officer

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Nick DeMare, Chief Financial Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp. (the issuer) for the period ending May 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   September 28, 2006


/s/ NICK DEMARE
--------------------------
Nick DeMare,
Chief Financial Officer